Filed pursuant to Rule 433

Registration Statement No. 333-166746

Council of Europe Development Bank

Final Term Sheet - 5 November 2014

1.750% USD 1 bn Global Notes due 14 November 2019

Issuer:	Council of Europe Development Bank (CEB)

Issuer Ratings:[1]	Aa1 – stable outlook (Moody’s) / AA+ – stable outlook (S&P) / AA+ – stable outlook (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	USD 1,000,000,000.00

Pricing:	5 November 2014

Settlement:	14 November 2014 (T+6)

Maturity:	14 November 2019

Interest Payment Dates:	14 May and 14 November, with the Notes bearing interest from 14 November 2014, with the initial interest payment being made on 14 May 2015

Coupon:	1.750% paid semi-annually in arrears, 30/360 unadjusted following

Reoffer Spread vs. Midswaps:	m/s + 1 bp

Reoffer Spread vs. Benchmark:	T + 15.5 bps

Reoffer Price:	99.757%

Reoffer Yield:	1.801% (semi-annual)

Underwriting Commissions:	0.125%

[1]	Ratings are not a recommendation to purchase, hold or sell Notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

All-in Price:	99.632%

All-in Yield:	1.827% (semi-annual)

Net Proceeds to the Issuer (Before Expenses):	USD 996,320,000.00

Settlement:	DTC (deliverable through Euroclear and Clearstream)

Benchmark:	UST 1.50% due 31 October 2019

Benchmark Yield:	1.646% (semi-annual)

Denominations:	USD 1,000.00 and multiples thereof

Leads:	Crédit Agricole CIB / HSBC / Morgan Stanley / TD Securities

Business Days:	New York, TARGET, London (following unadjusted)

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP:	US222213AK66 / 222213AK6

Documentation:	US SEC-registered debt shelf program

Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about 14 November 2014, which will be the sixth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+6”. Under applicable U.S. rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Furthermore, since 6 October 2014, the standard settlement cycle on the Luxembourg Stock Exchange has been reduced to two business days. Accordingly, purchasers who wish to trade Notes in transactions that are ordinarily scheduled to settle prior to 14 November 2014 will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Crédit Agricole Securities (USA) Inc. by calling +1-866-807-6030. The registration statement including the prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312510116321/dsb.htm, and the prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312511122742/d424b3.htm. Information found through hyperlinks from the above hyperlink is not part of this Final Term Sheet.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.